Via EDGAR and E-mail

April 29, 2013

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Dividend Capital Diversified Property Fund Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2013
File No. 000-52596

Dear Mr. McTiernan:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, which replaces the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 10, 2013. Other than immaterial corrections and updates, the only change in this revised Preliminary Proxy Statement is to remove what was previously proposal no. 3. We believe this removal will resolve the comments you raised in your correspondence dated April 23, 2013 relating to Preliminary Proxy Statement on Schedule 14A filed on April 10, 2013.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott

Chief Financial Officer